UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Comprehensive Care Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204620-20-7

(CUSIP Number)

August 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bernard C. Sherman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,300,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.61%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	Includes 5,600,000 shares of the common stock of Comprehensive Care Corporation (the “Issuer”) obtainable upon conversion of a convertible promissory note and 700,000 shares of the Issuer obtainable upon exercise of a warrant currently exercisable.
2	The percent of class of 9.61% is based on the sum of 59,251,836 shares of the Issuer’s common stock outstanding as of August 30, 2011 plus the aforementioned additional shares resulting from the assumed conversion of the convertible promissory note and exercise of the warrant in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Bernard Sherman 2000 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,300,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.61%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	Includes 5,600,000 shares of the common stock of the Issuer obtainable upon conversion of a convertible promissory note and 700,000 shares of the Issuer obtainable upon exercise of a warrant currently exercisable.
2	The percent of class of 9.61% is based on the sum of 59,251,836 shares of the Issuer’s common stock outstanding as of August 30, 2011 plus the aforementioned additional shares resulting from the assumed conversion of the convertible promissory note and exercise of the warrant in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sherman Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,300,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.61%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

1	Includes 5,600,000 shares of the common stock of the Issuer obtainable upon conversion of a convertible promissory note and 700,000 shares of the Issuer obtainable upon exercise of a warrant currently exercisable.
2	The percent of class of 9.61% is based on the sum of 59,251,836 shares of the Issuer’s common stock outstanding as of August 30, 2011 plus the aforementioned additional shares resulting from the assumed conversion of the convertible promissory note and exercise of the warrant in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shermco Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,300,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.61%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

1	Includes 5,600,000 shares of the common stock of the Issuer obtainable upon conversion of a convertible promissory note and 700,000 shares of the Issuer obtainable upon exercise of a warrant currently exercisable.
2	The percent of class of 9.61% is based on the sum of 59,251,836 shares of the Issuer’s common stock outstanding as of August 30, 2011 plus the aforementioned additional shares resulting from the assumed conversion of the convertible promissory note and exercise of the warrant in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sherfam Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,300,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.61%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

1	Includes 5,600,000 shares of the common stock of the Issuer obtainable upon conversion of a convertible promissory note and 700,000 shares of the Issuer obtainable upon exercise of a warrant currently exercisable.
2	The percent of class of 9.61% is based on the sum of 59,251,836 shares of the Issuer’s common stock outstanding as of August 30, 2011 plus the aforementioned additional shares resulting from the assumed conversion of the convertible promissory note and exercise of the warrant in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 204620-20-7

Item 1	(a).	Name of Issuer:

Comprehensive Care Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101 Tampa, Florida 33607

Item 2	(a).	Name of Person Filing:

This statement is being filed jointly by the following parties: (i) Bernard C. Sherman (“Dr. Sherman”), who has sole voting and dispositive control, as the sole trustee, of The Bernard Sherman 2000 Trust (“Sherman Trust”), and who owns 100% of the outstanding capital stock of Sherman Holdings Inc. (“Sherman Holdings”); (ii) Sherman Trust which owns 35% of the voting shares of Shermco Inc. (“Shermco”); (iii) Sherman Holdings which owns 65% of the voting stock of Shermco; (iv) Shermco which owns all of the outstanding capital stock of Sherfam Inc. (“Sherfam”); and (v) Sherfam which directly owns the convertible promissory note described in Item 2(d)) and the Warrant (as defined in Item 4) of the Issuer (individually, a “Reporting Person” and, collectively, the “Reporting Persons”).*

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The principal business address for Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco and Sherfam is 150 Signet Drive, Weston, Ontario, Canada M9L 1T9.

Item 2	(c).	Citizenship:

Dr. Sherman is a Canadian citizen, Sherman Trust is a Canadian Trust formed under the laws of the Province of Ontario, Sherman Holdings is a Canadian corporation organized under the laws of the Province of Ontario, Shermco is a Canadian corporation organized under the laws of the Province of Ontario and Sherfam is a Canadian corporation organized under the laws of the Province of Ontario.

Item 2	(d).	Title of Class of Securities:

Convertible Promissory Note, convertible into Common Shares of the Issuer (the “Common Shares”)

*   Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than Section 13(d) or Section 13(g) of the Act.

Item 2	(e).	CUSIP Number:

204620-20-7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership (a), (b) and (c):

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to vote or Direct the Vote	Shared Power to vote or Direct the Vote (1) (2)	Sole Power to dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of (1) (2)

1. Dr. Sherman	6,300,000	9.61	0	6,300,000	0	6,300,000
2. Sherman Trust	6,300,000	9.61	0	6,300,000	0	6,300,000
3. Sherman Holdings	6,300,000	9.61	0	6,300,000	0	6,300,000
4. Shermco	6,300,000	9.61	0	6,300,000	0	6,300,000
5. Sherfam	6,300,000	9.61	0	6,300,000	0	6,300,000

(1)    By virtue of the relationships described in Item 2(a) above, Dr. Sherman, Sherman Trust, Sherman Holdings and Shermco may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Sherfam.

(2) 700,000 of such Common Shares are issuable upon exercise of a warrant to purchase Common Shares (the “Warrant”), which Warrant is currently exercisable.

The filing of this statement by Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco and Sherfam shall not be construed as an admission that any of Dr. Sherman, Sherman Trust, Sherman Holdings, Shermco or Sherfam is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Because of the relationships described in Item 2(a) above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the Common Shares held by members of the group. The Reporting Persons disclaim membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B attached hereto

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2011
Dated

/s/ Bernard C. Sherman
Bernard C. Sherman

The Bernard C. Sherman 2000 Trust

/s/ Bernard C. Sherman
Bernard C. Sherman, Sole Trustee

Sherman Holdings

/s/ Bernard C. Sherman
Bernard C. Sherman, President

Shermco Inc.

/s/ Bernard C. Sherman
Bernard C. Sherman, Chairman

Sherfam Inc.

/s/ Bernard C. Sherman
Bernard C. Sherman, Chairman

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule l3G with respect to the Common Shares of Comprehensive Care Corporation dated September 9, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

September 9, 2011
Dated

/s/ Bernard C. Sherman
Bernard C. Sherman

The Bernard C. Sherman 2000 Trust

/s/ Bernard C. Sherman
Bernard C. Sherman, Sole Trustee

Sherman Holdings

/s/ Bernard C. Sherman
Bernard C. Sherman, President

Shermco Inc.

/s/ Bernard C. Sherman
Bernard C. Sherman, Chairman

Sherfam Inc.

/s/ Bernard C. Sherman
Bernard C. Sherman, Chairman

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

Bernard C. Sherman

The Bernard Sherman 2000 Trust

Sherman Holdings Inc.

Shermco Inc.

Sherfam Inc.